0 82-34812

PETROBANK
ENERGY AND RESOURCES LTD.

SEC MAIL PROCESSING
RECEIVED
MAY 1 0 2007
WASH. D.C. 209 SECTION

May 2, 2007

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

SUPPL

Re: Petrobank Energy and Resources Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrobank Energy and Resources Ltd.

Sincerely,

TRodier

Tanya Rodier
for:

Corey C. Ruttan
Vice-President Finance

07023490

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

dlw 5/16

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK CLOSES SOUTHEAST SASKATCHEWAN ACQUISITION

Calgary, Alberta – May 1, 2007 – Petrobank Energy and Resources Ltd. ("Petrobank" or the "Company") (TSX:PBG) (OSLO:PBG) is pleased to announce that it has closed the acquisition (the "Acquisition") of land and reserves previously disclosed in our press release dated April 9, 2007 relating to the expansion of our asset base in the Bakken light oil resource play. Today, Petrobank acquired a 50% working interest in certain producing properties in the Viewfield/Stoughton area of southeast Saskatchewan, with extensive undeveloped acreage and an ongoing farm-in with a third party, for $8.5 million.

The Acquisition enhances the core of Petrobank's recently expanded position on the Bakken light oil play in southeast Saskatchewan. Under the original farm-in agreement related to the Acquisition, the previous operator drilled four (2.0 net) Bakken horizontal oil wells which are currently producing 80 (40 net) barrels of oil/day. The Acquisition includes 9,426 (4,813 net) undeveloped acres and we have the potential to earn a further 13,598 (6,799 net) acres with additional drilling. In a reserve report dated effective December 31, 2006, McDaniel and Associates Consultants Ltd. assigned total proved reserves of 251,000 barrels, and total proved plus probable reserves of 730,000 barrels, to these acquired lands.

Petrobank plans to fracture stimulate the existing four producing wells and drill additional Bakken horizontal oil wells to earn the remainder of the lands. These lands are located within the core of our Bakken fairway, and are contiguous with our existing land position. Inclusive of the 41,800 acres acquired at the Saskatchewan crown land sale in April 2007, our acreage position on the Bakken fairway is now approximately 138,000 (114,000 net) acres.

The addition of these lands obtained through the Acquisition further enhance our ability to build critical operating mass in the area, which allows us to optimize our facilities for production of oil and also the ultimate recovery of significant volumes of solution gas and natural gas liquids from our Bakken wells. Petrobank currently has two drilling rigs working our Bakken lands and we plan to increase this to four rigs by the third quarter of this year.

All recently acquired lands are highly prospective for Bakken light oil and are expected to yield up to four horizontal wells per section (one section equals 640 acres). Currently, we estimate our Bakken drilling inventory at 550 (500 net) wells. With these recent acquisitions, the Bakken light oil resource play is expected to be our Canadian Business Unit's primary focus area in 2007 and for years to come. Our highly effective Bakken drilling and stimulation program, along with the expansion of our land base, has strategically positioned Petrobank to be a key Bakken light oil player.

Petrobank Energy and Resources Ltd.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company operates high-impact projects through three business units. The Canadian Business Unit is developing a solid production platform from low risk gas opportunities in central Alberta and an extensive inventory of Bakken light oil locations in southeast Saskatchewan, complemented by new exploration projects and a large undeveloped land base. The Latin American Business Unit is operated by Petrobank's 80.7% owned, TSX-listed subsidiary, Petrominerales Ltd. (trading symbol: PMG), which produces oil through two Incremental Production Contracts in Colombia and has exploration contracts covering 1.5 million acres in the Llanos and Putumayo Basins. WHITESANDS Insitu Ltd., Petrobank's 84% owned subsidiary, owns 39,680 acres of oil sands leases with an estimated 2.6 billion barrels of gross bitumen-in-place and operates the WHITESANDS project which is field-demonstrating Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the

recovery of bitumen and heavy oil that integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

Forward-Looking Statements

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to, prospects and technologies which remain unproven and the expected amount and timing of capital projects. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the ability to economically test, develop and utilize the technologies described herein, the feasibility of the technologies, general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

FOR FURTHER INFORMATION PLEASE CONTACT:
John D. Wright, President and Chief Executive Officer,
Chris J. Bloomer, Vice-President Heavy Oil and Chief Financial Officer, or
Corey Ruttan, Vice-President Finance
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX/OSLO: PBG

END